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mintz.com

October 4, 2019

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Tonya K. Aldave

Re:	SELLAS Life Sciences Group, Inc.

Registration Statement on Form S-3

Filed September 20, 2019

File No. 333-233869

Ladies and Gentlemen:

We are submitting this letter on behalf of SELLAS Life Sciences Group, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 1, 2019 from the Division of Corporation Finance, Office of Life Sciences, to Angelos Stergiou, President and Chief Executive Officer of the Company, relating to the above-referenced Registration Statement. In conjunction with this letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with the Commission.

For convenient reference, we have reproduced below the Staff’s comment and the Company’s response is below it. This response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. As indicated below, the Company has responded to the Staff’s comment by making changes to the disclosure in the Amended Registration Statement and future periodic filings.

Registration Statement on Form S-3

General

Comment 1: We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please include a description of capital stock section in the prospectus to describe this provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

October 4, 2019

Response 1: In response to the Staff’s comment, the Company has amended the Risk Factors section of the Amended Registration Statement on page 4 thereof.  In addition to those risk factors incorporated by reference, the Risk Factors section in the Amended Registration Statement now physically includes the risk factor below, which is a revised version of the Company’s existing risk factor on this topic from its periodic reports.  (For your ease of reference, the revisions are emphasized below by italicized text). As revised, we believe it addresses the Staff’s comment.  Starting with its next Form 10-Q, the Company will also prospectively include this revised disclosure in the risk factor sections of its future quarterly and annual reports.

“Anti-takeover provisions of our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws and provisions of Delaware law could delay or prevent a change of control.

Anti-takeover provisions of our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws may discourage, delay or prevent a merger or other change of control that stockholders may consider favorable or may impede the ability of the holders of our common stock to change our management and may be constrained by other contractual agreements with third parties. These provisions of our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws, among other things:

•	divide our Board of Directors into three classes, with members of each class to be elected for staggered three-year terms;
•	limit the right of securityholders to remove directors;
•	prohibit stockholders from acting by written consent;
•	regulate how stockholders may present proposals or nominate directors for election at annual meetings of stockholders; and
•	authorize our Board to issue preferred stock in one or more series, without stockholder approval.

In addition, Section 203 of the Delaware General Corporation Law provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares for a three-year period following the date on which that person or our affiliate crosses the 15% stock ownership threshold. Section 203 could operate to delay or prevent a change of control of us.

In addition, our Amended and Restated Bylaws, to the fullest extent permitted by law, provide that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty owed by any director, officer or other employee; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, or the DGCL, our Amended and Restated Certificate of Incorporation, or our Amended and Restated Bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. This exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934. It could apply, however, to a suit that falls within one or more of the categories enumerated in the exclusive forum provision and asserts claims under the Securities Act, inasmuch as Section 22 of the Securities Act of 1933, as amended, or the Securities Act, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce this provision with respect to claims under the Securities Act, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

October 4, 2019

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provisions contained in our restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.

Provisions in our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws or other provisions of Delaware law could limit the price that investors are willing to pay in the future for shares of our common stock. ”

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We hope that the above responses and the related revisions reflected in the Amended Registration Statement will be acceptable to the Staff. Please do not hesitate to contact me at (212) 692-6856 or DABagliebter@mintz.com with any comments or questions regarding the Amended Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Daniel A. Bagliebter
Daniel A. Bagliebter

cc:	Securities and Exchange Commission

Dietrich King

SELLAS Life Sciences, Inc.

Barbara Wood, General Counsel and Corporate Secretary

Angelos Stergiou, President and Chief Executive Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Joel I. Papernik